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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                              Book Centers, Inc.
                              ------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                          --------------------------
                        (Title of Class of Securities)

                                  098539 10 9
                                  -----------
                                (CUSIP Number)

                                 Barry E. Fast
                          211 E. 11th Street, Suite 3
                           New York, New York 10003
                                (800) 326-3080

                              Daniel P. Halloran
                           5600 N.E. Hassalo Street
                            Portland, Oregon 97213
                          ----------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               May 6 and 8, 1996
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement: _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 098539 10 9                                       Page 1 of 2 Pages

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

    Barry E. Fast and Daniel P. Halloran

2.  Check the appropriate box if a member of a group.*   (a)   _x_
                                                         (b)   ___

3.  SEC use only.

4.  Source of funds.*

    PF

5.  Check box if disclosure of legal proceedings is required pursuant to Items
    2(d) or 2(e).     _____

6.  Citizenship or place of organization.

    Messrs. Fast and Halloran are both U.S. Citizens

7. Number of shares beneficially owned by each reporting person with sole voting power.

    711,615 shares of common stock (339,574 shares of common stock for Mr. Fast and 372,041 for Mr. Halloran)

8. Number of shares beneficially owned by each reporting person with shared voting power.

    9,166 shares of common stock (1,581 shares of common stock for Mr. Fast and 7,585 for Mr. Halloran)

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

    711,615 shares of common stock (339,574 shares of common stock for Mr. Fast and 372,041 for Mr. Halloran)

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

    711,615 shares of common stock (339,574 shares of common stock for Mr. Fast and 372,041 for Mr. Halloran)

11. Aggregate amount beneficially owned by each reporting person.

    720,781 shares of common stock (341,155 shares of common stock for Mr. Fast and 379,626 for Mr. Halloran)

12. Check box if the aggregate amount in Row (11) excludes certain shares.*
    ____

    Not applicable

13. Percent of class presented by amount in Row (11).

    64.1 percent (30.3 percent for Mr. Fast and 33.7 percent for Mr. Halloran)

14. Type of reporting person.*

    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Item 1.  Security and Issuer

    This statement relates to shares of common stock of Book Centers, Inc., an Oregon corporation (the "Company"), formerly known as Industrial Investment Corporation, whose principal executive officers are located at 5600 N.E. Hassalo Street, Portland, Oregon 97213.

Item 2.  Identity and Background

    (a) The names of the persons filing this statement are Barry E. Fast and Daniel P. Halloran, and this statement is filed on behalf of both of them.

    (b) Mr. Fast's address is 211 E. 11th Street, Suite 3, New York, New York 10003; Mr. Halloran's address is 5600 N.E. Hassalo Street, Portland, Oregon 97213.

    (c) Mr. Fast's present principal occupation is Vice President of the Company; Mr. Halloran's present principal occupation is Chief Executive Officer, President, Chief Financial Officer, Controller, Secretary/Treasurer, and Chairman of the Board of Directors of the Company.

    (d) During the past five years, neither Mr. Fast nor Mr. Halloran have been convicted in any criminal proceeding.

    (e) During the past five years, neither Mr. Fast nor Mr. Halloran have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Messrs. Fast and Halloran are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

    The Company issued the shares of common stock to Messrs. Fast and Halloran in payment of certain compensation owing to them under each of their employment agreements as described more fully in Item 4 below.

Item 4.  Purpose of Transaction

    The Company and Mr. Daniel P. Halloran entered into an amendment to his Employment Agreement on May 6, 1996, effective February 29, 1996, by the terms of which the Company issued to him 260,767 shares of common stock, at nine cents per share, in payment of compensation in the amount of $23,469 the Company owed and would owe to him under his Employment Agreement. The Company and Mr. Barry E. Fast also entered into an amendment to his Employment Agreement on May 8, 1996, effective February 29, 1996, by the terms of which the Company issued to him 227,500 shares of common stock, at nine cents per share, in payment of compensation in the amount of $20,475 the Company owed and would owe to him under his Employment Agreement. On February 29, 1996, the Company's Board of Directors approved the issuance of these shares in order to pay to Messrs. Halloran and Fast the compensation they had deferred since 1992 and would defer through the expiration of the term of their Employment Agreements on December 31, 1996, to permit the Company to pay interest on its line of credit and to finance its operations. The Board of Directors approved the issuance of these shares to them as of February 29, 1996, but subject to the Company's subsequent determination of the amount of compensation they had deferred and would defer under their Employment Agreements through December 31, 1996, and of the number of shares to be issued and subject to the negotiation and execution of written amendments to their Employment Agreements. A copy of the amendments are included herewith as Exhibits 99.1 and 99.2.

    On April 26, 1996, the Company filed with the Securities and Exchange Commission a Rule 13E-3 Transaction Statement with respect to a plan or proposal the Company proposes to submit to its stockholders for the approval and adoption of Articles of Amendment to the Company's Restated Articles of Incorporation providing (a) for a reduction in the number of authorized shares of common stock from 50,000,000 shares of common stock to 500 shares of common stock (the "New Common Stock"), for a 100,000 to one reverse stock split of the Company's shares of common stock, and for cash payment in the amount of nine cents per share of currently outstanding common stock in lieu of the issuance of any resulting fractional shares of the New Common Stock to stockholders who, after the reverse stock split, own less than one

                                     3

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share of the New Common Stock (the "Reverse Stock Split").  If the stockholders of the Company approve the Reverse Stock Split, the Company's shares of common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Company intends to apply for termination of registration of its shares of common stock as soon as possible after the stockholders' approval of the Reverse Stock Split. Messrs. Fast and Halloran, in their capacities as members of the Board of Directors of the Company at meetings thereof on February 29, 1996, and March 28, 1996, voted in favor of submitting the Reverse Stock Split to the stockholders for their consideration. They also intend to vote in favor of such Reverse Stock Split in their capacity as stockholders of the Company at the special meeting of the stockholders tentatively scheduled for May 30, 1996. Except as set forth above, Messrs. Fast and Halloran do not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

    (a) Messrs. Fast and Halloran are the beneficial owners in the aggregate of 720,781 shares of the common stock of the Company, representing in the aggregate 64.1 percent of such class; Mr. Fast is the beneficial owner of 341,155 shares of the common stock of the Company, representing in the aggregate 30.3 percent of such class; and Mr. Halloran is the beneficial owner in the aggregate of 379,626 shares of the common stock of the Company, representing in the aggregate 33.7 percent of such class.

    (b) Messrs. Fast and Halloran have in the aggregate the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 711,615 shares of common stock of the Company. Mr. Fast has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 339,574 shares of common stock of the Company, and Mr. Halloran has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 372,041 shares. Messrs. Fast and Halloran have in the aggregate shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 9,166 shares of common stock. Mr. Fast has the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of 1,581 shares of common stock of the Company, and Mr. Halloran has the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 7,585 shares. Messrs. Fast and Halloran share the power to vote or to direct the vote and the power to dispose or to direct the disposition of such shares with the Company's Employee Stock Ownership Plan and Trust (the "ESOP"). These shares are allocated to the accounts of Messrs. Fast and Halloran under the Company's ESOP. The business address of the Company's ESOP is also 5600 N.E. Hassalo Street, Portland, Oregon 97213. The ESOP has not been convicted of any criminal proceeding and it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (c) Except as set forth in Item 4, neither Mr. Fast nor Mr. Halloran have effected any transactions in the shares of common stock of the Company during the past 60 days.

    (d)  Not applicable.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Messrs. Fast and Halloran have jointly agreed that if a shareholder of the Company offers to sell their shares to either of Messrs. Fast or Halloran, they grant to each other a right of first refusal to purchase such shares in equal proportions. Either Mr. Fast or Mr. Halloran may revoke this agreement at any time and for any reason.

Item 7.  Material to Be Filed as Exhibits

    (a) Amendment to Employment Agreement between the Company and Mr. Halloran dated May 6, 1996, effective February 29, 1996.

    (b) Amendment to Employment Agreement between the Company and Mr. Fast dated May 8, 1996, effective February 29, 1996.

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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 1996                            /s/ Barry E. Fast
- - -------------------------------        ----------------------------------------
            Date                                       Signature

                                       Barry E. Fast
                                       ----------------------------------------
                                                      Name/Title

May 13, 1996                           /s/ Daniel P. Halloran
- - -------------------------------        ----------------------------------------
            Date                                       Signature

                                       Daniel P. Halloran
                                       ----------------------------------------
                                                      Name/Title

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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                                 EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                          PAGE
- - -------       -----------                                          ----


99.1          Amendment to Employment Agreement between the
              Company and Mr. Halloran dated May 6, 1996, effective February 29, 1996

99.2          Amendment to Employment Agreement between the
              Company and Mr. Fast dated May 8, 1996,
              effective February 29, 1996

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